December 4, 2007

Ms. Ellie Quarles
Special Counsel
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D. C. 20549

Dear Ms. Quarles:

Re: Dominion Resources, Inc.
Definitive 14A
Filed March 27, 2007
File No. 1-08489

Pursuant to your discussion today with Karen W. Doggett, Director - Governance, I would like to confirm that Dominion Resources, Inc. will submit its response to your letter dated November 21, 2007 on Friday, December 7, 2007.

Sincerely,

/s/Carter M. Reid
    Carer M. Reid
Vice President - Governance
and Corporate Secretary